FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement on the proposed entering of an agency payment agreement between Huaneng Power International, Inc. (the "Registrant") and China Securities Depository and Clearing Corporation Limited, Shanghai Branch, made by the Registrant on December 12, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company intends to enter into a certain agency payment agreement (the “Agreement”) with the China Securities Depository and Clearing Corporation Limited, Shanghai Branch (the “CSDCC-SH”), whereby CSDCC-SH will be engaged as the paying agent of the Company to pay the amount of principal and interest due on the first tranche of the corporate bonds issued by Huaneng Power International, Inc. for 2007 (tranche code: 122002, 122003 and 122004); provided, however, that if the Company fails to transfer the funds for such payments in the amount and manner as provided under the Agreement to the banking account designated by CSDCC-SH, CSDCC-SH may terminate its services as the paying agent according to the terms and conditions of the Agreement, and the payment of any outstanding amount of the principal and interest due on such bonds will be effected at the discretion of the Company, subject to an announcement made by the Company thereof.

For more information, please see the announcement disclosed by the Company on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:
Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
December 12, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date: December 12, 2008